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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JACKSON SECURITIES, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 PEACHTREE STREET N.W. SUITE 2250
(No. and Street)

ATLANTA (City) GA (State) 30303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. REUBAN R. MC DANIEL III 404/522-5766
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HORWICH COLEMAN LEVIN, LLC
(Name – *if individual, state last, first, middle name*)

125 SOUTH WACKER DRIVE, SUITE 1500 (Address) CHICAGO (City) ILLINOIS (State) 60606 (Zip Code)

PROCESSED
JUN 02 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of

CM 5/31

OATH OR AFFIRMATION

I, DUDLEY BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JACKSON SECURITIES, LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

OFFICIAL SEAL
CAROL BERBERICH
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 01-19-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACKSON SECURITIES, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

(With Independent Auditors' Report)

DECEMBER 31, 2005

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

JACKSON SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2005

CONTENTS

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT

To the Members
Jackson Securities, LLC

We have audited the accompanying statement of financial condition of Jackson Securities, LLC as of December 31, 2005 and the related statements of operations, changes in members' equity (deficit) and cash flows and supplemental information for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Jackson Securities, LLC as of December 31, 2005, and the results of its operations, changes in its members' equity (deficit) and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC

Certified Public Accountants
Chicago, Illinois

February 27, 2006

JACKSON SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

ASSETS

Cash and cash equivalents	$ 167,836
Cash on deposit with clearing brokers	150,917
Receivables from brokers, dealers, and clearing organizations	766,235
Receivables from clients and correspondents	83,335
Marketable securities owned, at market value	3,945,702
Other assets	67,975
Office equipment, at cost, less accumulated depreciation of $3,500	35,477
TOTAL ASSETS	$ 5,217,477

LIABILITIES AND MEMBERS' (DEFICIT)

LIABILITIES

Accounts payable	$ 211,219
Accrued expenses and payroll	254,293
Subordinated note payable	1,000,000
Marketable securities sold, not yet purchased at market value	3,838,744
Total liabilities	5,304,256

MEMBERS' (DEFICIT)

Members' (deficit)	(86,779)
Total members' (deficit)	(86,779)
TOTAL LIABILITIES AND MEMBERS' (DEFICIT)	$ 5,217,477

The accompanying notes are an integral part of these statements.

JACKSON SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUES	
Commissions	$ 3,611,958
Underwriting management fees	2,349,075
Financial and investment advisory fees	174,048
Other income	214,524
Total revenues	6,349,605
EXPENSES	
Employee compensation and benefits	4,445,997
Clearing charges and other trading costs	995,540
Management fees	568,346
Office rent	439,715
General and administrative	1,075,129
Total expenses	7,524,727
(LOSS) FROM OPERATIONS	(1,175,122)
OTHER INCOME / (EXPENSE)	
Interest expense	(40,000)
Total other income/(expense)	(40,000)
NET (LOSS)	$(1,215,122)

The accompanying notes are an integral part of these statements.

JACKSON SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)
YEAR ENDED DECEMBER 31, 2005

Members' equity, beginning, as previously reported	$ 3,135,338
Prior period adjustments:	
Adjustment for due from affiliates at December 31, 2004	(2,307,802)
Adjustment for over accrual of subordinated loan interest at December 31, 2004	27,847
Members' equity, beginning, as restated	855,383
Member contributions	272,960
Net (loss)	(1,215,122)
Members' (deficit), ending	$ (86,779)

The accompanying notes are an integral part of these statements.

JACKSON SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net (loss)	$ (1,215,122)
Adjustments to reconcile net (loss) to net cash used by operating activities:	
Depreciation	3,500
Changes in operating assets and liabilities:	
Receivables from brokers, dealers, and clearing organizations	(318,989)
Receivables from clients and correspondents	(83,335)
Cash on deposit with clearing brokers	(100,917)
Other assets	(10,328)
Accounts payable and accrued expenses	178,118
NET CASH (USED IN) OPERATING ACTIVITIES	(1,547,073)
CASH FLOWS FROM INVESTING ACTIVITIES	
Decrease in marketable securities, net of margin payable	140,082
Purchase of office equipment	(38,977)
NET CASH PROVIDED BY INVESTING ACTIVITIES	101,105
CASH FLOWS FROM FINANCING ACTIVITIES	
Member contributions	272,960
NET CASH PROVIDED BY FINANCING ACTIVITIES	272,960
NET (DECREASE) IN CASH	(1,173,008)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	1,340,844
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 167,836

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest	$ 90,631
Cash paid for income taxes	$ -
Non cash investing activities	$ 38,977
Non cash financing activities	$ 22,960

The accompanying notes are an integral part of these statements.

JACKSON SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

1. BUSINESS ACTIVITY

Jackson Securities, LLC ("Jackson" or the "Company"), a Georgia limited liability company, is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). Prior to its change to a limited liability company on August 1, 2002, Jackson conducted operations as a Georgia corporation from its inception in 1987. Jackson was founded by the late Maynard H. Jackson and provides a broad spectrum of investment banking and brokerage services to institutional and retail clients throughout the United States. Jackson's principal lines of business include: securities underwriting for municipal and corporate debt, securities underwriting for corporate equity offerings, investment banking and advisory services to issuers of municipal bonds, institutional equity trading, research, financial advisory and investment management services. Jackson is headquartered in Atlanta, Georgia, has offices in 5 states, and is registered and licensed by the NASD to conduct business in 49 states.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial statement presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue recognition

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis. Underwriting income from debt and equity offerings are recorded on the settlement date of the offering.

Net capital requirements

Pursuant to Rule 15c3-1 of the SEC, Jackson is required to maintain net capital as defined under the rule. Jackson is required to maintain "net capital" equal to the greater of $100,000 or 6 2/3% of the "aggregate indebtedness," as these terms are defined. Net capital changes from day to day, but at December 31, 2005, Jackson had net capital and net capital requirements of $442,788 and $197,701, respectively.

Receivables from brokers, dealers, and clearing organizations–

Represents commission income earned on security transactions and underwriting activities. Management of Jackson believes all amounts included in receivables from brokers, dealers, and clearing organizations are collectable in full and, accordingly, no allowance for doubtful accounts is deemed necessary at December 31, 2005.

Receivables from clients and correspondents–

Represents fee earned on underwriting bond deals. Management of Jackson believes all amounts included in receivables from clients and correspondents are collectable in full and, accordingly, no allowance for doubtful accounts is deemed necessary at December 31, 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and equipment

Furniture and equipment are depreciated on the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2005 was $3,500.

Cash and cash equivalents

Jackson considers all highly liquid investments, with a maturity of less than a year when purchased, to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities

Investments in marketable securities are considered to be trading securities and are valued at market value. Securities not readily marketable are valued at estimated fair value as determined by management. The resulting difference between cost and market value is included in income.

Income taxes

For income tax reporting purposes, Jackson is a limited liability company, therefore, no federal income tax is provided in Jackson's financial statements and the members will be responsible for income taxes, if any, on an individual basis.

3. CLEARING AGREEMENT

Jackson is an introducing broker and clears all transactions for customers on a fully disclosed basis with other brokers. Jackson promptly transmits all customer funds and securities to such clearing brokers and, at December 31, 2005, Jackson had no amounts or securities due the clearing broker from unsettled trades. Because Jackson is contingently liable for the payment of securities purchased and the delivery of securities sold by customers, Jackson maintains with its clearing brokers money market accounts to be used as security deposits.

3. CLEARING AGREEMENT (continued)

The amount included, as security deposits was $150,917 at December 31, 2005. Accounts receivable from clearing brokers/dealers arise in the normal course of business from the settlement of securities transactions. The receivables are generally collected within 30 days. The clearing agreements provide the clearing broker with liens upon all cash and cash equivalents, securities and receivables held by the clearing broker. These liens secure the liabilities and obligations of Jackson to the clearing broker. Accordingly, Jackson is subject to credit risk if the clearing broker is unable to repay the balance in the accounts.

4. RELATED PARTY TRANSACTIONS

Berean Capital

On June 1, 2005, Jackson sold a 50% member interest to the sole shareholder of Berean Capital. Under the terms of the agreement with the sole shareholder, in addition to cash substantially all of the operating assets of Berean Capital were contributed to Jackson. Berean Capital did not contribute its name or its securities license.

Management Fees

Jackson has a management agreement with Jackson Financial Corporation, which was the former sole member of Jackson. Under the terms of the agreement, which is for one year, Jackson pays Jackson Financial Corporation a monthly management fee for various expenses. For the year ending December 31, 2005 management fees paid to Jackson Financial totaled $568,346.

Occupancy Sublease Agreement

Jackson had a sublease agreement from Jackmont Hospitality, Inc., a company that was co-founded by the late Maynard Jackson, founder of Jackson. The sublease agreement calls for annual payments of $51,224 and was for a term of three years expiring on December 31, 2005. The terms of the sublease were at rates commiserate with rates that a tenant would expect to pay for similar space in the Atlanta area. As of the date of this audit report the sublease has been renewed.

5. EMPLOYEE BENEFIT PLAN

Jackson has adopted a 401(k) Profit Sharing Plan and Trust ("The Plan"). Employer contributions to the plan are discretionary and there were no employer contributions in 2005. Employees may elect to defer a portion of their salaries as contributions to the Plan, subject to limitations as provided by the Internal Revenue Code, and the Company may elect to match such contributions. There was no Company matching contributions in 2005.

6. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Marketable securities owned and marketable securities sold, not yet purchased, consist of trading securities at market value as follows:

	Assets	Liabilities
Municipal bonds	$3,945,702	$3,838,744

7. SUBORDINATED NOTE PAYABLE

Jackson has a subordinated loan from Jackson Financial Corporation in the amount of $1,000,000. The loan matures on October 6, 2009, Interest is computed at an annual rate of 4.00%. During the year ended December 31, 2005 interest expense was $40,000.

8. EQUIPMENT LEASES

The Company leases trading equipment under a non-cancelable operating lease agreement expiring on December 31, 2005. The agreement calls for monthly rentals in the amount of $5,660. The minimum annual rentals are as follows:

Year Ended December 31	
2006	$ 32,077

9. LEASE COMMITMENTS

The Company leases office facilities in locations in Georgia, Illinois, Connecticut, and other locations under various office leases. These obligations end on various dates with the longest lease expiring on November 30, 2010. The following is a schedule of future minimum rental payments due under these non cancelable operating leases as of December 31, 2005 and for each of the next five years:

Year Ended December 31	
2006	$ 398,932
2007	212,175
2008	46,847
2009	45,812
2010	42,812

All leases require the Company to pay for insurance, maintenance, and its proportionate share of the property taxes related to each facility in addition to the minimum rental payments. Rent expense for the year ended December 31, 2005 including other charges was $439,715, net of sublease income of $51,224.

10. GUARANTEE OF INDEBTEDNESS OF RELATED ENTITY – NO LIABILITY IS RECORDED

As of December 31, 2005, Jackson is contingently liable as guarantor with respect to $2,500,000 of indebtedness of Jackson Financial Corporation, an entity that was the former sole member of Jackson. The term of the guarantee is through September 25, 2006. At any time through that date, in the event of any default by Jackson Financial Corporation, Jackson will be obligated to perform under the guarantee by primarily making the required payments, including late fees and penalties. At December 31, 2005 Jackson has indicated that there are no events of default.

11. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, Jackson executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing broker acts as principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, Jackson may be obligated to discharge the obligation of the non-performing party and, as a result, may incur loss if the market value of the securities differs from the contract amount. Jackson's risk is normally limited to differences in the market values of the securities from their contract amounts.

Jackson does not anticipate non-performance by customers or counterparties in the above situations. It is Jackson's policy to monitor its market exposure and counterparty risk. In addition, Jackson has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Securities sold, not yet purchased, represent obligations of Jackson to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as Jackson's ultimate obligation for securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

SUPPLEMENTAL INFORMATION

JACKSON SECURITIES, LLC
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ (86,779)
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		(86,779)
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in Computation of net capital		1,000,000
	B. Other (deductions) or allowable credits (List)		
	________ ________		
	________ ________		
	________ ________		0
5.	Total capital and allowable subordinated liabilities		913,221
6.	Deductions and/or charges:		
	A. Total non allowable assets from Statement of Financial Condition (Notes B and C)	344,746	
	B. Secured demand note deficiency	0	
	C. Commodity futures contracts and spot Commodities – proprietary capital changes	0	
	D. Other deductions and/or charges	0	
7.	Other additions and/or credits (List)		
	________ ________		
	________ ________		
	________ ________		(344,746)
8.	Net capital before haircuts on securities positions		568,475

The accompanying notes are an integral part of these statements.

JACKSON SECURITIES, LLC
DECEMBER 31, 2005

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):

A. Contractual securities commitments	0	
B. Subordinates securities borrowings	0	
C. Trading and investment securities:	0	
1. Exempted securities	124,831	
2. Debt securities	0	
3. Options	856	
4. Other securities	0	
D. Undue Concentration	0	
E. Other (List)		
		125,687
10. Net Capital		$ 442,788

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)	$ 197,701
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	100,000
13. Net capital requirement (greater of line 11 or 12)	197,701
14. Excess net capital (line 10 less 13)	245,087
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$ 146,237

The accompanying notes are an integral part of these statements.

JACKSON SECURITIES, LLC
DECEMBER 31, 2005

16.	Total A.I. liabilities from Statement of Financial Condition		$ 5,304,256
17.	Less: Securities borrowed for which equivalent value is paid		(3,838,744)
18.	Less; Liabilities subordinated to claims of creditors		(1,000,000)
17.	Add:		
	A. Drafts for immediate credit	________	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	________	
	C. Other unrecorded amounts (List)		
	Loan Guarantee of Jackson Financial of $2,500,000		
	________________ ________________		
	________________ ________________		2,500,000
19.	Total aggregate indebtness		$2,965,512
20.	Percentage of aggregate indebtness to net capital (line 19/line 10)		% 670

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0

The accompanying notes are an integral part of these statements.

JACKSON SECURITIES, LLC
Computation for Determination of Reserve Requirements
For Broker/Dealers under Rule 15c3-3 and Information For
Possession or Control Requirements under Rule 15c3-3
December 31, 2005

The Company does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, the Company is exempt from the provisions of that rule

The accompanying notes are an integral part of these statements.

JACKSON SECURITIES, LLC
RECONCILIATION INCLUDING APPROPRIATE EXPLANATIONS OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE COMPANY'S CORRESPONDING UNAUDITED PART II A FOCUS REPORT FILING OF DECEMBER 31, 2005

The following differences existed at December 31, 2005, between the audited computation of net capital and the un-audited Part II A Focus Filing at December 31, 2005.

Un-Audited Part II A Focus Filing	$ 462,810
1. Accrual of professional fees	(6,160)
2. Adjustment to cash and cash equivalents	41,112
3. Accrual of additional accounts payable	(54,974)
Audited computation of net capital	$ 442,788

The accompanying notes are an integral part of these statements.

JACKSON SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2005

Balance, December 31, 2004, as previously reported	$ 1,078,477
Prior period adjustment	(27,847)
Interest paid	(50,630)
Balance, December 31, 2005	$ 1,000,000

The accompanying notes are an integral part of these statements.

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
Jackson Securities, LLC

In planning and performing our audit of the financial statements and supplemental information of Jackson Securities, LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. The recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control are to provide management with reasonable, but not absolute, assurance that assets which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risks that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate. In addition, the Company is a small organization and the number of employees limits segregation of duties.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the members, management and the SEC and any other regulatory bodies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horich Colman Levin LLC

Certified Public Accountants
Chicago, Illinois

February 27, 2006